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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                         Commission File Number 1-13636


(Check One)   [  ] Form 10-K  [  ] Form 20-F  [  ] Form 11-K  [X] Form 10-Q
[  ] Form 10-D  [  ] Form N-SAR  [  ] Form N-CSR

For period ended MARCH 31, 2006

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form N-SAR

For the transition period ended:  ____________________________

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
_________________________________



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                                     PART I

                             REGISTRANT INFORMATION

Full name of registrant  MENDOCINO BREWING COMPANY, INC.

Former name if applicable  NOT APPLICABLE

Address of principal executive office (STREET AND NUMBER)  1601 AIRPORT ROAD
                                                           ------------------

City, state and zip code UKIAH, CA 95482
                         ---------------


                                     PART II

                             RULE 12B-25(B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-
[X] CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III

                                    NARRATIVE

         Due to unanticipated delays in the preparation of the accounts and the completion of the review of the accounts of the registrant's wholly-owned subsidiary, United Breweries International, Limited (UK) ("UBIUK"), the Registrant is unable to timely file is Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, without unreasonable effort or expense.

         The Registrant intends to file the subject Quarterly Report on Form 10-Q on or before the fifth calendar day following the prescribed due date.

                                       2
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                                     PART IV

                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

              N. MAHADEVAN, CHIEF FINANCIAL OFFICER (707) 463-2087
              ----------------------------------------------------

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If the answer is no, identify report(s).

                                                              [X] Yes   [  ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof ?

                                                              [X] Yes   [  ] No

         The Registrant anticipates that its income from operations will decrease approximately 52.6% from $51,100 for the quarter ended March 31, 2005 to approximately $24,200 for the quarter ended March 31, 2006 and anticipates that its net loss will increase by approximately 15.4% from a net loss of $198,400 for the quarter ended March 31, 2005 to an anticipated net loss of $228,900 for the quarter ended March 31, 2006. The anticipated decrease in income from operations for the first quarter of 2006 as compared to the corresponding quarter of 2005 is due to increases in cost of goods sold and general and administrative expenses which were not offset by increases in sales. The anticipated increase in net loss is attributed in part to increased interest expenses as a result of increased borrowings and increased interest rates under the Registrant's lines of credit. It should be noted that although the estimated percentage changes in income from operations and net loss discussed above are significant on a percentage basis (due to the fact that the amount of net income for both periods was numerically small causing an insignificant numerical decrease to result in a large percentage change), the Registrant's Management does not believe that such decrease in income from operations and increase in net loss are significant.

                                      * * *

         The Registrant has included statements in this filing that constitute "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. The word "anticipate" and similar expressions and variations thereof are intended to identify forward-looking statements. Such statements appear in this filing and include statements regarding the intent, belief or current expectations of the Registrant and its directors and officers. The shareholders of the Registrant and other readers


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are cautioned not to put undue reliance on such forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those projected in this filing for the reasons discussed herein and as a result of additional information or factors that may be identified as the Registrant's independent registered public accounting firm completes its review of Registrant's delayed Quarterly Report on Form 10-Q and for the reasons, among others, discussed in the reports and other documents the Company files from time to time with the Securities and Exchange Commission, including the risk factors contained in the Section entitled - "Management's Discussion and Analysis of Financial Condition and Results of Operations" of the Registrant's Annual
Reports on Form 10-K and Quarterly Reports on Form 10-Q. The Registrant undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.



                         MENDOCINO BREWING COMPANY, INC.
             ------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

        has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


         Date:  May 16, 2006               By:      /S/ N. MAHADEVAN
                                                ------------------------------
                                                    N. Mahadevan
                                                    Chief Financial Officer